David Gessert

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 11, 2022

Re:	StartEngine Crowdfunding, Inc.

Offering Statement on Form 1-A

Filed March 11, 2022

File No. 024-11806

Dear Mr. Gessert,

On behalf of StartEngine Crowdfunding, Inc., I hereby request qualification of the above-referenced offering statement at 5:00 pm, Eastern Time, on Monday, March 14, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Howard Marks

Howard Marks
CEO
StartEngine Crowdfunding, Inc.